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SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

MAR 1 2 2013
Washington DC
400

Mail Processing
Section
MAR 12 2013
Washington DC
400

SEC FILE NUMBER
8 – 25520

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING <u>JANUARY 1, 2012</u> AND ENDING <u>DECEMBER 31, 2012</u>

A. REGISTRANT IDENTIFICATION	
NAME OF BROKER-DEALER:	OFFICIAL USE ONLY
PENSION FUND EVALUATIONS, INC.	FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P. O. Box No.)

2450 MIDDLE COUNTRY ROAD

CENTEREACH,	NEW YORK	11720
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

TOM FRANCO	(212) –728-1622
	(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

<u>LERNER & SIPKIN, CPAs, LLP</u>

<u>132 Nassau Street, Suite 1023</u>	New York	NY	10038

X   Certified Public Accountant

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.   SEC 1410 (06-02)

OATH OR AFFIRMATION

I, *GREGORY G. PHILIPPS*, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of
PENSION FUND EVALUATIONS INC. as of Dec 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, member, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N O N E

_____

_____

X _____
Signature

_____
Title

X _____
Notary Public

12-18-12

SUSAN MONTALTO
Notary Public, State of New York
No. 01MO4959190
Qualified in Suffolk County
Commission Expires Nov. 20, 2013

This report** contains (check all applicable boxes):
(x) (a) Facing page.
(x) (b) Statement of Financial Condition.
(x) (c) Statement of Operations.
(x) (d) Statement of Cash Flows.
(x) (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
(x) (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
(x) (g) Computation of Net Capital.
( ) (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
( ) (i) Information Relating to the Possession or Control requirements under rule 15c3-3.
( ) (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the reserve requirements Under Exhibit A of Rule 15c3-3.
( ) (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
(x) (l) An Oath or Affirmation.
(x) (m) A copy of the SIPC Supplemental Report.
( ) (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
(x) (o) Independent Auditors' Report.

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

PENSION FUND EVALUATIONS, INC.
STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2012

PENSION FUND EVALUATIONS, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2012

ASSETS

Cash and cash equivalents	$	32,355
Due from broker		70,801
Fixed assets - net of accumulated depreciation of $20,878(Note 2d)		11,268
Due from stockholder (Note 3)		106,673
Other assets		4,543
Total assets	$	225,640

LIABILITIES AND STOCKHOLDERS' EQUITY
Liabilities:

Accounts payable and accrued expenses	$	23,123
Total liabilities		23,123

Commitments and Contingencies (Note 4 and 5)

Stockholders' equity (Note 6)

Common stock - par value $.10; 1,000,000 shares authorized, 100,000 shares issued and outstanding		10,000
Additional paid-in capital		305,150
Accumulated (deficit)		(112,633)
Total stockholders' (deficit)		202,517
Total liabilities and stockholders' equity	$	225,640

The accompanying notes are an integral part of this statement.

Note 1-   **Nature of Business**

Pension Fund Evaluations, Inc. (the "Company") is a New York State
corporation formed for the purpose of conducting business as a broker/dealer in
securities. The Company mainly provides advisory services to investors.
The Company operates under the provisions of Paragraph (k) (2) (ii) of Rule
15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt
from the remaining provisions of that rule. Essentially, the requirements of
Paragraph (k) (2) (ii) provide that the Company clears all transactions on behalf
of customers on a fully disclosed basis with a clearing broker/dealer, and
promptly transmits all customer funds and securities to the clearing
broker/dealer. The clearing broker/dealer carries all of the accounts of the
customers and maintains and preserves all related books and records as are
customarily kept by a clearing broker/dealer.

Note 2-   **Summary of Significant Accounting Policies**

(a)   *Revenue Recognition*

Advisory fees are recognized as revenues on a monthly basis as
earned
Securities transactions (and the recognition of related income and expense) are
recorded on a settlement date basis which is generally three business days after
the trade date and one day after the trade date for options. There is no material
difference between trade date and settlement date.

(b)   *Income Tax*
The Company has elected to be treated as an "S" corporation under the
provisions of the Internal Revenue Code and New York State Tax regulations.
The Company does not pay Federal or State Corporate Income Taxes on its
taxable income. Instead, the stockholders are liable for individual income taxes
on their respective share of the company's taxable income.

(c)   *Cash and Cash Equivalents*
For purposes of the statement of cash flows, the Company has defined cash
equivalents as short-term, highly liquid debt instruments purchased with a
maturity of three months or less, other than securities held for sale in the ordinary
course of business. The Company maintains cash in a bank account which, at
times, may exceed federally insured limits.

(d)   *Depreciation*
Depreciation is computed by the modified accelerated cost recovery method over
the estimated useful lives of the assets, which does not differ materially from
generally accepted accounting depreciation methods.

Note 2-   **Summary of Significant Accounting Policies (continued)**

(e)   *Use of Estimates*
Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, and the reported amounts of revenues and expenses.

(f)   *401(K) Plan*
The Company has a plan which qualifies under 401(K) of the Internal Revenue Service code and covers employees who have completed one-half year of service and have reached the age of 18.

g)   *Subsequent Events*
The Company has evaluated events and transactions that occurred between December 31, 2012 and February 25, 2013 which is the date the financial statements were available to be issued, for possible disclosure and recognition in the financial statements.

Note 3-   **Due from Stockholder**

The amount due from stockholder is non-interest bearing and has no fixed repayment terms.

Note 4-   **Commitments and Contingencies**

Office Lease
The Company leases its premises under a lease expiring March 31, 2015. At December 31, 2012, the minimum rental commitment, before escalations under the lease, is as follows:

Year	Amount
2013	$22,922
2014	$24,068
2015	$ 6,089

Note 5-   **Financial Instruments with Off-Balance-Sheet Credit Risk**

As a securities broker, the Company is engaged in buying and selling securities for a diverse group of institutional and individual investors. The Company's transactions are collateralized and are executed with and on behalf of banks, brokers and dealers and other financial institutions. The Company introduces these transactions for clearance to another broker/dealer on a fully disclosed basis.

The Company's exposure to credit risk associated with non-performance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may

Note 5-   **Financial Instruments with Off-Balance-Sheet Credit Risk (continued)**

impair customers' ability to satisfy their obligations to the Company and the company's ability to liquidate the collateral at an amount equal to the original contracted amount. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to such non-performance by its customers.

The Company seeks to control the aforementioned risks by requiring customers to maintain margin collateral in compliance with various regulatory requirements and the clearing brokers internal guideline. The Company monitors its customer activity by reviewing information it receives from its clearing broker on a daily basis, and requiring customers to deposit additional collateral, or reduce positions when necessary.

Note 6-   **Net Capital Requirement**

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500 %. At December 31, 2012, the Company had net capital of $9,232, which was $4,232 in excess of its required net capital of $5,000. The Company's net capital ratio was 250.47%.

A copy of the Company's Statement of Financial Condition as of December 31, 2012, pursuant to the Securities and Exchange Commission Rule 17a-5, is available for examination at the Company's office and at the regional office of the Securities and Exchange Commission.



LERNER & SIPKIN
CERTIFIED PUBLIC ACCOUNTANTS LLP

132 Nassau Street, New York, NY 10038   Tel 212.571.0064 / Fax 212.571.0074
E-mail: LS@lernersipkin.com

INDEPENDENT AUDITORS' REPORT

To the Stockholders of
Pension Fund Evaluations, Inc.
2450 Middle Country Road
Centereach, NY 11720

Report on the Financial Statements

We have audited the accompanying statement of financial condition of Pension Fund Evaluations, Inc., (the Company) as of December 31, 2012.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the statement of financial condition in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the statement of financial condition that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the statement of financial condition. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the statement of financial condition, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the statement of financial condition in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the statement of financial condition.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Pension Fund Evaluations, Inc., as of December 31, 2012 in accordance with accounting principles generally accepted in the United States of America.

Lerner & Sipkin, CPAs, LLP
Lerner & Sipkin, CPAs, LLP
Certified Public Accountants (NY)

New York, NY
February 25, 2013